Exhibit 99.1

iSoftStone Holdings Limited
International Software Plaza, Building 9 Zhongguancun Software Park 8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Announces JV with Huawei

Conference call to be held on September 4, 2012 at 8:00 a.m. EDT (New York)

BEIJING, China, September 4, 2012 /PRNewswire-FirstCall/ — iSoftStone Holdings Limited (“iSoftStone” NYSE: ISS), a leading China-based IT services provider, today announced that it has entered into a partnership/joint venture (“JV”) agreement with Huawei Technologies Co., Ltd. (“Huawei”), a leading global information and communications technology (“ICT”) solutions provider.

The JV aims to build a leading IT services provider in the global Technology and Communications (“T&C”) industry. In addition to securing a long-term, sizable business account, the combined entity will strengthen iSoftStone’s competitive edge in the highly fragmented IT services industry by incorporating Huawei’s best practices and leading market position. Through the JV, Huawei retains a long-term, committed IT service partner capable of providing enhanced delivery quality and a deep, qualified talent pool.

The JV will be 75% owned by iSoftStone and 25% owned by Huawei, with registered capital of RMB 100 million. iSoftStone will appoint the JV’s CEO, CFO, and COO. Huawei will appoint the JV’s Financial Controller and assign two senior executives to oversee the JV’s Huawei related business. The JV will officially start operation in January 2013.

As a key contribution to the JV, Huawei will purchase a significant amount of IT services from the JV in the next three years. Huawei will also provide favorable terms in billing rates, payment terms, and profit allocation. As the JV’s majority shareholder, iSoftStone will contribute selected technology and communications businesses into the JV, including iSoftstone’s existing Huawei related business but excluding iSoftStone’s U.S. businesses and other accounts mutually agreed to by iSoftStone and Huawei.

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “Huawei is a leading global player in the ICT industry, and a long-time partner of iSoftStone. We are excited to further extend the partnership with Huawei. Given the favorable terms agreed to by Huawei, we believe the JV will benefit iSoftStone and our shareholders strategically, financially, and operationally. We expect the JV’s establishment and operation will be relatively seamless, because both firms have a long history of working closely together.

“To achieve sustainable growth and profitability, iSoftStone needs to scale revenues and deepen vertical capabilities. This T&C-focused JV, combined with our other two major verticals of BFSI (Banking, Financial Services, and Insurance) and ETP (Energy, Transportation, and Public), will accelerate iSoftStone’s pace to become a full IT services provider and become a billion dollar revenue company.”

The President of the Corporate Development Department of Huawei, Mr. Qinming Wu, said, “We are pleased to form this strategic partnership with iSoftStone to enhance the quality of IT services provided to Huawei and our customers. We believe this partnership will provide Huawei access to enriched IT talent and a highly capable IT services management team. With over a decade of experience working with iSoftStone, we are confident that the JV will become a leading IT services provider in the T&C industry.”

iSoftStone Holdings Limited
International Software Plaza, Building 9 Zhongguancun Software Park 8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Additional terms and conditions in the Joint Venture Agreement

iSoftStone will furnish a Form 6-K to the U.S. Securities and Exchange Commission containing this news release, a translated summary of the JV agreement’s terms, and the translated version of the final JV agreement (with commercially sensitive terms necessarily redacted) shortly after this news release has been issued. You are encouraged to read and understand our filings with the SEC before making any investment decision involving iSoftStone. Please visit www.isoftstone.com or www.sec.gov to download the filings described above when they are available.

Conference call on September 4, 2012 at 8:00 a.m. EDT (New York)

iSoftStone will host a conference call and live webcast covering its joint venture with Huawei at 8:00 a.m. Eastern Daylight Time (New York) on September 4, 2012, which is also 1:00 p.m. in London on September 4 and 8:00 p.m. in Beijing and Hong Kong on September 4.

The dial-in details for the live conference call are:

U.S. toll-free	1 866 519 4004
U.K. toll-free	080 8234 6646
Norway toll-free	8001 0719
The Netherlands toll-free	0800 022 1931
China toll-free mobile	400 620 8038
China toll-free land line	800 819 0121
Hong Kong toll-free	800 930 346
Hong Kong toll	+852 2475 0994
U.S. toll	1 718 354 1231
International toll	+65 6723 9381
Participant pass code	ISS

A live webcast and archived webcast of the conference call will be available in the investors section of iSoftStone’s website at www.isoftstone.com. To join the live webcast, please go to iSoftStone’s website at least 15 minutes prior to the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available soon after the conclusion of the conference call through 11:59 p.m. Eastern Daylight Time on September 18, 2012.

iSoftStone Holdings Limited
International Software Plaza, Building 9 Zhongguancun Software Park 8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

The dial-in details for the telephone replay are:

U.S. toll-free	1 866 214 5335
United Kingdom toll-free	0 800 731 7846
China north toll-free	1080 0714 0386
China south toll-free	1080 0140 0386
Hong Kong toll-free	800 901 596
Singapore toll-free	800 616 3021
Japan toll-free	005 3125 0015
International toll	+61 2 8235 5000
U.S. toll	1 718 354 1232
Conference ID:	2476 3711

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include those related to the timing for and actual formation and operation of the JV, the anticipated financial and other benefits and impact of the JV to the parties, our strategy as it relates to the JV and our other businesses, including the JV’s ability to benefit from Huawei’s industry experience and leadership position to satisfactorily deliver IT services to its technology and communications customers, our ability to scale our revenues and deepen our vertical capabilities to become a full-service IT services provider and our goal of being a $1 billion revenue company.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. The JV may not be formed on a timely basis or at all, with formation being subject to various conditions and subject to possible delay. We may not realize the financial targets or anticipated benefits of the JV. We may experience operational or difficulties or management distraction in transitioning the T&C business to the JV; our and Huawei’s interests may not be fully aligned initially or may diverge in the future; existing or future customers may not wish to have their IT services provided through the JV; and our competitors may seek to disrupt customer purchasing patterns or decisions. Our ability to grow our business (including through the JV) is subject to our ability to continue to realize operational and delivery efficiencies and continued strong client demand or achieve a diversified revenue base, effectively capitalize on our growth opportunities and strategies, enter targeted markets, or otherwise grow our business in the manner planned, successfully complete planned acquisitions or strategic investments, or recognize the anticipated benefits of our acquisitions and strategic investments, on a timely basis or at all. Our customers may also vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth directly and through the JV; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 7 of our 2011 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on April 27, 2012, which can be found on our website at www.isoftstone.com and at www.sec.gov.

iSoftStone Holdings Limited
International Software Plaza, Building 9 Zhongguancun Software Park 8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both Greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors. iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010. For more information, please visit www.isoftstone.com.

About Huawei Technologies Co., Ltd.

Huawei is a leading global information and communications technology (ICT) solutions provider. Through our dedication to customer-centric innovation and strong partnerships, we have established end-to-end advantages in telecom networks, devices and cloud computing. We are committed to creating maximum value for telecom operators, enterprises and consumers by providing competitive solutions and services. Our products and solutions have been deployed in over 140 countries, serving more than one third of the world’s population. For more information, visit Huawei online: www.huawei.com. Follow us on Twitter: www.twitter.com/huaweipress and YouTube: http://www.youtube.com/user/HuaweiPress.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers, +86 139 1141 3520

tmyers@christensenir.com

Source: iSoftStone Holdings Limited

www.isoftstone.com

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